Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation in this Registration Statement on Form S-1 of our report dated March 23, 2007, except for the fifth and sixth paragraphs in Note 1 to the consolidated financial statements, as to which the date is January 31, 2008,  relating to the consolidated statements of financial condition of vFinance, Inc. and Subsidiaries as of December 31, 2006 (as restated) and 2005 (as restated) and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2006 (as restated), 2005 (as restated) and 2004 (as restated). We also consent to the reference to our firm under the caption "Experts" in the Prospectus.

/s/ Sherb & Co., LLP Certified Public Accountants

Boca Raton, Florida
February 6, 2008